JEFFREY ROBERT VETTER	October 1, 2012	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Edwin Kim, Attorney-Advisor David Edgar, Staff Accountant Patrick Gilmore, Accounting Branch Chief

Re:	Workday, Inc. Registration Statement on Form S-1 Filed August 30, 2012 File No. 333-18360

Ladies and Gentlemen:

On behalf of Workday, Inc. (the “Company”), we are concurrently filing via EDGAR Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No.
 333-18360) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on August 30, 2012 (the “Registration Statement”). In this letter, we also respond to the comments of the staff of the Commission (the “Staff”) contained in the letter from the Staff dated September 28, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier five copies of the Amendment in paper format, marked to show changes as initially filed.

The Company has revised the Registration Statement to include a price range and the number of shares of common stock to be offered, to file the remaining exhibits to the Registration Statement and to include certain other disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Share-Based Compensation

United States Securities and Exchange Commission

Division of Corporation Finance

October 1, 2012

Common Stock Valuations, page 58

1.	We note your response to prior comment 20 in our letter dated July 26, 2012 regarding the increase in the fair value of your common stock from your most recent valuation date to the midpoint of your preliminary price range, as well as your proposed disclosures. In light of the significant disparity between the midpoint of the preliminary price range and the value of your common stock determined in the most recent valuation, please provide us with additional detail to explain each of the following:

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You indicate that a recent improvement in major stock indices was a factor in determining the increase in the fair value of your common stock. Please clarify what percentage of the increase in fair value was attributable to this factor;

The Company advises the Staff that the Nasdaq Composite Index increased 8.1% from July 31, 2012 to September 17, 2012, while it increased less than 1% during July 2012. While the increase in the major stock indices did not directly factor into the increase in fair value, the Company believes the increases in the broader stock market resulted in increases in the comparable companies used in the valuation analyses. The stock prices of the comparable companies used in the market comparable valuation approach for the purposes of the July 31, 2012 valuation increased from July 31, 2012 to September 17, 2012 by an average of 23%, with one outlier company Intralinks, whose stock price increased from $4.36 to $6.65, or 52.5%. The stock prices of the comparable companies used by the underwriters increased by an average of 18.7% over this period, with one outlier company, Jive Software, whose stock price decreased from $20.02 to $14.89, or (25.7%). Excluding the impact of Jive Software, the increase would have been over 23%. Additionally, the stock prices of three of the high growth companies with recent initial public offerings in the comparable companies used by the underwriters increased by an average of approximately 30%, with the stock price of one company increasing 40% during the period from July 31, 2012 to September 17, 2012. In contrast, during the month of July 2012, the stock prices of the comparable companies used by the Company decreased by an average of 4.6% and the stock prices of the comparable companies used by the underwriters increased by an average of 0.1%.

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Please tell us the specific differences in the valuation methodologies, assumptions and inputs used by the underwriters in determining the fair value of your common stock compared to the valuation prepared by the Board as of July 31, 2012;

The Company advises the Staff that the purpose of its historic valuation analyses was to derive a fair value of its common stock for equity awards and related share-based compensation expense. As a private company, with no trading market for its securities, the

United States Securities and Exchange Commission

Division of Corporation Finance

October 1, 2012

Company followed the valuation guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. On the other hand, in determining an initial public offering price range, the underwriters were focused on the price at which a share of common stock would sell in an initial public offering if it were to occur today, and where a relatively modest number of shares would be available for sale to investors.

The Company advises the Staff that both the valuation report1 used by the Company and the underwriters’ valuation used a comparison of comparable companies and a discounted cash flow analysis in arriving at the valuations. The primary differences between the methodologies, assumptions and inputs used for the valuation as of July 31, 2012 and the estimate of the midpoint of the initial public offering price range were as follows:

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Market Approach. As noted below, the underwriters used a different set of comparable companies and included high-growth technology companies, some of which had recently completed initial public offerings. In addition, the underwriters focused primarily on the Company’s projected revenues for the calendar years 2013 and 2014. In contrast, the future twelve months’ revenue analysis for the market approach used in the July 31, 2012 valuation took into account the Company’s projected revenues only through July 31, 2013. Furthermore, under the market approach used for the valuation as of July 31, 2012, a 50% weighting was applied to each of the last twelve months revenue and future twelve month revenues, which had the effect of further reducing the valuation, as the Company’s last twelve months’ revenues were significantly lower than the projected revenues of the Company for the next year. On the other hand, the underwriters’ valuation focused only on future projected revenues.

•

Income Approach. For the discounted cash flow analysis used in the income approach for the July 31, 2012 valuation, a projection period through January 31, 2014 and a discount rate of 30% were used. The underwriters used significantly lower discount rates which had the effect of producing higher valuations, and additionally applied sensitivity analyses related to the various assumptions to arrive at a range of values in the discounted cash flow analyses.

A specific combination of the market comparable and income approaches, with a two-thirds weighting of the market comparable approach were used in the July 31 valuation. The income approach had the effect of reducing the valuation as of July 31, 2012, as it resulted in an overall enterprise valuation that was approximately 23% lower than that produced with the market comparable approach in the valuation.

1 The Company retained Duff & Phelps to prepare valuation reports to assist its Board of Directors in determining the fair market value of the Company’s common stock.

United States Securities and Exchange Commission

Division of Corporation Finance

October 1, 2012

The Company also advises the Staff that a marketability discount was also used in the determination of fair value as of July 31, 2012 and no such discount was taken into account by the underwriters.

Prior to August 2012, there had been no secondary sales of the Company’s securities. Therefore, the Company did not have any secondary sales data to consider for its common stock valuations. In August 2012, a stockholder of the Company notified the Company that it had entered into a purchase agreement with a third party to sell 36,000 shares of common stock at a purchase price of $20.00 per share. Subsequent to that time, another institutional investor stockholder of the Company notified the Company of its intention to sell approximately 20,000 shares of preferred stock to another sophisticated institutional investor that was also a stockholder of the Company in early September 2012 (which sale was subsequently completed on September 27) for a purchase price of $19.00 per share. The Company believes that these prices, particularly the price negotiated between the two sophisticated institutional investors who had access to the Company’s financial information, provide additional support of the underwriters’ recommended initial public offering price range. If the Company was not progressing towards its initial public offering in the quarter ended October 31, 2012, the Company would factor in these secondary sales in any determination of fair value for equity awards during the quarter ending October 31, 2012.

•

Please tell us whether the financial forecasts used by the underwriters in determining the fair value of your common stock were the same forecasts used by the Board in determining the fair value of your common stock as of July 31, 2012;

The Company advises the Staff that the financial forecasts provided by the Company to the underwriters were substantially similar to the financial forecasts provided for the July 31, 2012 valuations, although as noted above, the underwriters used longer forecast periods than were used in the July 31, 2012 valuation.

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Please tell us the various financial metrics the underwriters applied to the company’s financial forecasts and how this affected the estimated price range when compared to the valuation prepared by the Board as of July 31, 2012;

The initial public offering price range recommended by the underwriters was higher than the July 31, 2012 valuation due to differences in the comparable company and discounted cash flow analyses. The reasons for these differences were the use by the underwriters of a different group of comparable companies, which focused on high growth technology companies, including companies with recently completed initial public offerings, and the fact that the trading prices and valuations of these companies had increased in recent periods. The Company’s group of comparable companies used in the July 31 valuation generally included

United States Securities and Exchange Commission

Division of Corporation Finance

October 1, 2012

more mature, lower growth enterprise software companies that it believed offered products and services that were more closely comparable to the applications offered by the Company. The stock prices and valuations of the high growth group of companies used by the underwriters have increased more than the group of companies used in the July 31, 2012 valuation and the valuation multiples of these companies are higher than those used in the July 31, 2012 analysis.

The July 31, 2012 valuation utilized a forward twelve month analysis that took into account the forecasted performance through July 31, 2013 for the July 31, 2012 market approach analysis. However, this valuation also used a 50% weighting for this forecasted amount, and a 50% weighting to historical results. On the other hand, the underwriters used forecasted results through December 31, 2014 and did not focus on historical results, resulting in a higher valuation.

The underwriters also considered discounted cash flow analyses that were based on different assumptions than those used in the July 31, 2012 valuation. For example, the July 31, 2012 valuation used a discount rate of 30% in its discounted cash flow analysis, a projection period through fiscal 2014 and an exit multiple of approximately 3.5 and arrived at a specific amount. The underwriters used significantly lower discount rates and higher implied exit multiples as well as applying varying sensitivity analyses to arrive at a range of values in the discounted cash flow analyses. These differences increased the underwriters’ valuations relative to the July 31, 2012 valuation. The July 31, 2012 valuation also applied a specific weighting of 33% to the income approach.

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Please tell us the recent public companies the underwriters used in their valuation. Please also tell us whether any comparable companies used in the company’s valuations were included in the underwriter’s valuation. If comparable companies were used, tell us how the underwriters weighted the comparable companies to companies that recently completed initial public offerings in their valuation;

The Company advises the Staff that that the underwriters used the following high-growth software companies with recently completed initial public offerings in their determination of a recommended initial public offering price range: Splunk, Inc.; ServiceNow, Inc.; and Palo Alto Networks, Inc. The underwriters also used other high growth public technology companies: Cornerstone OnDemand, Inc.; Demandware, Inc.; Jive Software, Inc.; LinkedIn Corporation; Netsuite, Inc.; Salesforce.com, Inc.; and VMware, Inc.

The July 31, 2012 valuation did not take into account most of the companies used by the underwriters, as they are either not enterprise software companies or software companies that do not operate in the same target markets as the Company. In particular, only two of the companies, Netsuite and Salesforce.com, were used in the July 31, 2012 valuation analysis.

United States Securities and Exchange Commission

Division of Corporation Finance

October 1, 2012

The Company advises the Staff that the underwriters applied no specific mathematical weighting to the comparable companies used, but the underwriters believed that potential investors would be likely to view other high growth technology companies as comparable to the Company.

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Please provide more specific detail with regards to the various objective and subjective factors in the valuation prepared by the Board as of July 31, 2012 that were not applicable to the current estimated price range and tell us the impact these factors had on the current estimated price range; and

The Company advises the Staff that it believes a number of subjective and objective factors were considered by the Board at the time the fair market value as of July 31, 2012 was determined. As of July 31, the Company’s major planned new release, Workday 17, had not yet been launched and several large potential customers were in the pipeline but had not yet signed agreements with the Company. In addition, as of July 31, 2012, overall market conditions for initial public offerings remained uncertain, as there were relatively few initial public offerings that had occurred during the summer, including only one high-growth, cloud-based enterprise software company. By the time of the underwriters’ valuation on September 17, 2012, Workday 17 had been successfully launched, and several new customers with multi-million dollar annual contract values had been signed. Additionally, the trading prices of high growth companies with recent initial public offerings continued to increase as noted in the first bullet above.

The Company further advises the Staff, that these factors were positive developments for the underwriters, as they helped to provide additional validation for the Company’s business model that did not exist at July 31, 2012; however, no specific mathematical weight was assigned to those factors.

As noted above, the July valuation also applied such objective factors as a 5% marketability / illiquidity discount. This took into consideration the likelihood of an offering occurring. The likelihood of occurrence is not a factor in the derivation of the estimated price range for the offering. Instead, the estimated price range assumes that the offering is consummated.

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Please tell us how the continued and accelerating improvement in the company’s performance, including the growth in revenues and customers, impacted the underwriters’ valuation. In this regard, clarify whether the growth rates for revenues and customers prior to July 31, 2012 were significantly different than the growth rates after July 31, 2012 and provide us with an analysis to support this factor.

United States Securities and Exchange Commission

Division of Corporation Finance

October 1, 2012

The Company experienced a 55% growth in new customers during the second quarter of fiscal 2013 compared to the same period in the prior year and an 86% increase in customers from August 1, 2012 to September 17, 2012, compared to the same period in the prior year. It also experienced a 61% increase in the value of contracts signed during the second quarter of fiscal 2013 compared to the same period in the prior year and a 194% increase in the value of contracts signed from August 1, 2012 to September 17, 2012, compared to the same period in the prior year. Although the Company did not change its financial model as a result of this growth, the occurrence of these factors were positive developments considered by the underwriters, as they helped to provide additional validation for the Company’s business model that did not exist at July 31, 2012. However, no specific mathematical weight was assigned to those factors.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey Vetter

Jeffrey Vetter

cc:	Mark S. Peek, Chief Financial Officer
James P. Shaughnessy, Esq., General Counsel
Melanie D. Vinson, Esq., Corporate Counsel
Workday, Inc.

Gordon K. Davidson, Esq.
Fenwick & West LLP

Andrew Cotton
Darcy Lopes
Ernst & Young LLP

Brooks Stough, Esq.
David W. Van Horne, Jr., Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP